Exhibit 99.1

FEMSA Announces Fourth Quarter

and Full Year 2016 Results

Monterrey, Mexico, February 27, 2017 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the fourth quarter and full year 2016.

Fourth Quarter 2016 Highlights:

•	FEMSA consolidated total revenues increased 22.8% and income from operations grew 9.8% compared to the fourth quarter of 2015, reflecting solid growth across all operations. On an organic basis,[1] total revenues increased 20.1% and income from operations grew 5.9%.

•	FEMSA Comercio – Retail Division achieved growth in total revenues of 17.3% and income from operations of 10.2% compared to the fourth quarter of 2015, reflecting the opening of 530 net new stores and an 8.6% increase in OXXO’s same-store sales.

•	FEMSA Comercio – Health Division total revenues grew 32.1% and income from operations increased 19.8% compared to the fourth quarter of 2015, reflecting growth in the store base and a 22.5% increase in same-store sales, as well as positive foreign exchange translation effects from our South American operations.

•	FEMSA Comercio – Fuel Division total revenues increased 31.6% and income from operations increased 89.7% compared to the fourth quarter of 2015, reflecting growth in the number of stations and a 12.2% increase in same-station sales.

•	Coca-Cola FEMSA total revenues increased 21.6% and income from operations grew 7.8% compared to the fourth quarter of 2015, reflecting the positive translation effect resulting from the appreciation of the Brazilian real and the Colombian peso, and despite the depreciation of the Venezuelan bolivar and the Argentine peso; all as compared to the Mexican peso. On a currency-neutral basis, excluding Venezuela and the non-comparable effect of the integration of Vonpar in the Brazilian operation, total revenues grew 3.7% and income from operations decreased 8.3%.

1 Excludes non-comparable results and significant acquisitions in the last twelve months.

2016 Full Year Highlights:

•	FEMSA consolidated total revenues increased 28.2% and income from operations grew 10.9% compared to 2015, mainly driven by the integration of Socofar in FEMSA Comercio’s Health Division and by solid growth across all operations. On an organic basis,[1] total revenues increased 16.6% and income from operations grew 6.3%.

•	FEMSA Comercio – Retail Division total revenues and income from operations increased 14.4% and 11.6%, each as compared to 2015, reflecting new store openings and a 7.0% increase in OXXO’s same-store sales.

•	FEMSA Comercio – Health Division total revenues and income from operations amounted to Ps. 43,411 million and Ps. 1,572 million respectively, driven by the integration of Socofar and 220 net new store openings across territories. Same-store sales for the Division rose 22.4%. On an organic basis,[1] total revenues increased 24.0% and income from operations grew 5.8%.

•	FEMSA Comercio – Fuel Division total revenues increased 54.6% and income from operations grew 22.2% compared to 2015, reflecting growth in the number of stations and a 7.6% increase in same-station sales.

•	Coca-Cola FEMSA’s total revenues and income from operations increased 16.6% and 5.6% compared to 2015. On a currency-neutral basis, excluding Venezuela and the non-comparable effect of the integration of Vonpar in our Brazilian operation, total revenues and income from operations grew 6.6% and 4.0%, respectively.

•	Ordinary dividend of Ps. 8,636 million proposed by FEMSA’s Board of Directors, to be paid in 2017 subject to approval at the annual shareholders meeting to be held on March 16, 2017.

Carlos Salazar Lomelín, FEMSA’s CEO, commented: “During the fourth quarter, FEMSA Comercio again delivered robust growth across divisions, increasing revenues by 22 percent versus the comparable period of last year. At the Retail Division, same-store sales at OXXO accelerated relative to the third quarter and increased 8.6 percent, on top of a similar growth rate last year. At the Health Division revenue growth was also strong, as a solid performance in our South American operations provided cover for the intense integration and infrastructure work we are carrying out in Mexico. In addition, the Fuel Division again saw double-digit growth in same-station sales, as well as healthy price-driven improvements in profitability.

1 Excludes non-comparable results and significant acquisitions in the last twelve months.

2	February 27, 2017

At Coca-Cola FEMSA, during the fourth quarter we saw a continuation of the trends from the third quarter, with Mexico still benefiting from a healthy consumer that supported moderate volume and transactions growth with robust pricing. However, most of our markets in South America continued to face adverse consumer and macroeconomic environments, and we saw raw material cost pressures across territories, particularly with regards to sugar. However, we did benefit from the positive currency translation effects from many of these markets relative to the Mexican peso.

Looking ahead to 2017, we still see a resilient consumer environment in our key Mexico market, but there is more uncertainty than usual largely driven by external dynamics, including the expectation for higher inflation, and we must exercise caution as we continue to execute our growth strategy. We are encouraged by the strength of our business platform, by the skill and experience of our team, and by the reliably defensive nature of our business. Beyond Mexico, we are optimistic that as the year progresses, market dynamics should improve in several of our markets, particularly Brazil. So, it should be an interesting year. As always, we look forward to the challenge.”

FEMSA Consolidated

Total revenues increased 22.8% to Ps. 109,907 million in 4Q16 compared to 4Q15, reflecting solid growth across all operations. On an organic basis,1 total revenues grew 20.1% compared to 4Q15.

For the full year of 2016, total revenues increased 28.2% to Ps. 399,507 million compared to 2015, mainly driven by the integration of Socofar in FEMSA Comercio’s Health Division and by solid growth across all operations. On an organic basis,1 total revenues for the full year of 2016 increased 16.6% compared to the same period in 2015.

Gross profit increased 17.7% to Ps. 41,999 million in 4Q16 compared to 4Q15. Gross margin decreased 170 basis points to 38.2% of total revenues compared to 4Q15, reflecting a contraction in Coca-Cola FEMSA’s gross margin and the growth of lower margin businesses in FEMSA Comercio.

For the full year of 2016, gross profit increased 20.3% to Ps. 148,204 million compared to 2015. Gross margin decreased 240 basis points to 37.1% of total revenues compared to the same period in 2015, reflecting again a contraction in Coca-Cola FEMSA’s gross margin and the incorporation and growth of lower margin businesses in FEMSA Comercio.

Income from operations increased 9.8% to Ps. 11,678 million in 4Q16 compared to 4Q15. On an organic basis,1 income from operations increased 5.9% compared to the same period in 2015. Consolidated operating margin decreased 130 basis points to 10.6% of total revenues in 4Q16 compared to 4Q15, driven by a margin contraction across several of our businesses.

For the full year of 2016, income from operations increased 10.9% to Ps. 37,427 million compared to 2015. On an organic basis,1 income from operations increased 6.3%. Our consolidated operating margin decreased 140 basis points to 9.4% as a percentage of total revenues as compared to 2015, driven by an operating margin contraction across businesses and the integration and faster growth of FEMSA Comercio’s divisions, whose lower margins tend to compress FEMSA’s consolidated margins over time.

Our effective income tax rate was 31.6% in 4Q16 compared to 29.4% in 4Q15.

1 Excludes non-comparable results and significant acquisitions in the last twelve months.

3	February 27, 2017

Net consolidated income increased 20.9% to Ps. 8,828 million in 4Q16 compared to 4Q15, driven mainly by growth in FEMSA’s income from operations and by a foreign exchange gain related to FEMSA’s US dollar-denominated cash position, as impacted by the depreciation of the Mexican peso during the quarter.

For the full year of 2016, net consolidated income increased 16.8% to Ps. 27,175 million compared to 2015, also reflecting growth in our income from operations and lower financing expenses, which more than offset higher non-operating expenses.

Net majority income in 4Q16 was Ps. 1.86 per FEMSA Unit2. Net majority income per FEMSA ADS was US$ 0.90 for the fourth quarter of 2016. For the full year of 2016, net majority income per FEMSA Unit2 was Ps. 5.91 (US$ 2.87 per ADS).

Capital expenditures amounted to Ps. 8,378 million in 4Q16, reflecting higher investments in most operations.

Our consolidated balance sheet as of December 31, 2016 recorded a cash balance of Ps. 43,757 million (US$ 2,122 million), an increase of Ps. 14,342 million (US$ 696 million) compared to December 31, 2015. Short-term debt was Ps. 7,281 million (US$ 353 million), while long-term debt was Ps. 123,494 million (US$ 5,990 million). Our consolidated net debt balance was Ps. 87,018 million (US$ 4,221 million).

FEMSA Comercio – Retail Division

Total revenues increased 17.3% to Ps. 36,493 million in 4Q16 compared to 4Q15, reflecting the opening of 530 net new OXXO stores in the quarter to reach 1,164 total net new store openings for the last twelve months. As of December 31, 2016, FEMSA Comercio’s Retail Division had a total of 15,225 OXXO stores. OXXO’s same-store sales increased an average of 8.6% for the fourth quarter of 2016 over 4Q15. This performance was driven by a 7.0% increase in average customer ticket and an increase of 1.5% in store traffic.

For the full year of 2016, total revenues increased 14.4% to reach Ps. 137,139 million compared to 2015. OXXO’s same-store sales increased an average of 7.0% compared to 2015, driven by a 6.8% increase in average customer ticket and a slight increase of 0.2% in store traffic.

Gross profit increased by 18.3% in 4Q16 compared to 4Q15, resulting in a gross margin expansion of 40 basis points to 40.6% of total revenues. This expansion mainly reflects healthy trends in our commercial income activity and the sustained growth of the services category, including income from financial services. For the full year of 2016, gross margin expanded by 80 basis points to 37.2% of total revenues compared to 2015.

Income from operations increased 10.2% to Ps. 4,083 million in 4Q16 over 4Q15. Operating expenses increased 21.8% to Ps. 10,734 million in 4Q16 compared to 4Q15, above revenues, mainly reflecting: i) the tough comparison base in 4Q15, when retail operating margin expanded above trend, ii) the recent pick-up in electricity tariffs, and iii) our initiative to improve the compensation structure of key in-store personnel. Operating margin decreased 70 basis points to 11.2% of total revenues in 4Q16 compared to 4Q15.

For the full year of 2016, income from operations increased 11.6% to Ps. 11,485 million compared to 2015, resulting in an operating margin of 8.4%, which represents a contraction of 20 basis points from the prior year.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2016 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

4	February 27, 2017

FEMSA Comercio – Health Division

Total revenues increased 32.1% to Ps. 12,293 million in 4Q16 compared to 4Q15 mainly driven by solid growth in our South American operations and continued store expansion across our territories, along with a translation benefit from the appreciation of the Chilean and Colombian pesos. As of December 31, 2016 FEMSA Comercio’s Health Division had a total of 2,120 points of sale across our territories, reflecting the addition of 19 net new stores in the quarter. Same-store sales for drugstores increased by an average of 22.5% in 4Q16 as compared to 4Q15, reflecting strong growth trends in South America that more than offset softness in Mexico, where we continue to experience pressure in oil-heavy southeastern markets as well as increased competitive dynamics in certain regions. This comparable growth rate also includes the benefit of currency translation, as described above.

For the full year of 2016, total revenues amounted to Ps. 43,411 million compared to Ps. 13,053 million in 2015. On an organic basis,1 total revenues for the full year of 2016 increased 24.0% compared to the same period in 2015. Same-store sales for drugstores increased an average of 22.4% compared to 2015.

Gross profit increased by 36.1% in 4Q16 compared to 4Q15, resulting in a gross margin expansion of 90 basis points to 30.8% of total revenues, reflecting higher structural gross margins at the South American operations. For the full year of 2016, gross margin expanded by 100 basis points to 29.3% of total revenues compared to 2015.

Income from operations increased 19.8% to Ps. 599 million in 4Q16 over 4Q15. Operating expenses increased 39.6% to Ps. 3,188 million in 4Q16 compared to 4Q15. Operating margin contracted 50 basis points to 4.9% of total revenues in 4Q16 compared to 4Q15, reflecting: i) higher expenses in Mexico as we continue to build infrastructure and prepare for further growth while we integrate our four legacy drugstore operations into a single platform; ii) improvements to the incentive structure for our in-store personnel; and iii) certain one-time expenses in South America.

For the full year of 2016, income from operations increased 157.7% to Ps. 1,572 million compared to 2015, resulting in an operating margin of 3.6%, which represents a contraction of 110 basis points from the prior year. On an organic basis,1 income from operations increased 5.8% compared to 2015.

FEMSA Comercio – Fuel Division

Total revenues increased 31.6% to Ps. 8,054 million in 4Q16 compared to 4Q15, reflecting the addition of 34 net new OXXO GAS stations in the quarter to reach 75 total net new stations for the last twelve months. As of December 31, 2016, FEMSA Comercio’s Fuel Division had a total of 382 OXXO GAS service stations. Same-station sales increased an average of 12.2% in 4Q16 over 4Q15, as average volume increased 7.8% while the average price per liter increased by 4.1%, reflecting national price increases instituted during the second half of 2016.

For the full year of 2016, total revenues increased 54.6% to Ps. 28,616 million compared to the ten-month period from March to December of 2015. Same-station sales increased an average of 7.6% compared to the comparable period in 2015, driven by a 6.9% increase in average volume and a slight increase of 0.7% in average price per liter.

1 Excludes non-comparable results and significant acquisitions in the last twelve months.

5	February 27, 2017

Gross profit increased by 33.8% in 4Q16 compared to 4Q15, resulting in a gross margin expansion of 20 basis points to 7.9% of total revenues, reflecting the benefit of price increases and a better geographic mix. For the full year of 2016, gross profit increased by 58.3% compared to the ten-month period from March to December of 2015. Gross margin expanded by 20 basis points to 7.9% of total revenues compared to the comparable period in 2015, for the reasons mentioned above.

Income from operations increased 89.7% to Ps. 74 million in 4Q16 over 4Q15. Operating expenses increased 28.8% to Ps. 559 million in 4Q16 compared to 4Q15. Operating margin expanded 30 basis points to 0.9% of total revenues in 4Q16 compared to 4Q15, reflecting the benefit of price increases as well as higher operating leverage.

For the full year of 2016, income from operations increased 22.2% to Ps. 253 million compared to the ten-month period from March to December of 2015, resulting in an operating margin of 0.9%, which represents a contraction of 20 basis points from the comparable period in 2015, reflecting the ongoing expansion of our infrastructure to accommodate rapid growth across more territories, as well as higher regulation costs.

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

Recent Developments

•	On December 6, 2016, 2016 Coca-Cola FEMSA announced that its Brazilian subsidiary, Spal Industria Brasileira de Bebidas S.A., had successfully closed the agreement to acquire Vonpar.

CONFERENCE CALL INFORMATION:

Our Fourth Quarter and Full Year 2016 Conference Call will be held on: Monday, February 27, 2016, 11:00 AM Eastern Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (888) 401 4669; International: (719) 457 2621; Conference Id: 6211176. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

6	February 27, 2017

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on December 30, 2016, which was 20.6170 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow.

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the fourth quarter of:						For the twelve months of:
	2016	% of rev.	2015	% of rev.	% Var.	% Org (A)	2016	% of rev.	2015	% of rev.	% Var.	% Org (A)
Total revenues	109,907	100.0	89,469	100.0	22.8	20.1	399,507	100.0	311,589	100.0	28.2	16.6
Cost of sales	67,908	61.8	53,774	60.1	26.3		251,303	62.9	188,410	60.5	33.4
Gross profit	41,999	38.2	35,695	39.9	17.7		148,204	37.1	123,179	39.5	20.3
Administrative expenses	3,849	3.5	3,473	3.9	10.8		14,730	3.7	11,705	3.8	25.8
Selling expenses	25,997	23.7	21,234	23.7	22.4		95,547	23.9	76,375	24.5	25.1
Other operating expenses (income), net (1)	475	0.4	350	0.4	35.7		500	0.1	1,364	0.4	(63.3)
Income from operations(2)	11,678	10.6	10,638	11.9	9.8	5.9	37,427	9.4	33,735	10.8	10.9	6.3
Other non-operating expenses (income)	645		460		40.2		4,208		954		N.S.
Interest expense	2,648		2,523		5.0		9,646		7,777		24.0
Interest income	386		217		77.9		1,299		1,024		26.9
Interest expense, net	2,262		2,306		(1.9)		8,347		6,753		23.6
Foreign exchange loss (gain)	(1,151)		(69)		N.S.		(1,131)		1,193		(194.8)
Other financial expenses (income), net.	(655)		(87)		N.S.		(2,597)		(328)		N.S.
Financing expenses, net	456		2,150		(78.8)		4,619		7,618		(39.4)

Income before income tax and participation in associates results	10,577		8,028		31.8		28,600		25,163		13.7
Income tax	3,339		2,364		41.3		7,888		7,932		(0.6)
Participation in associates results(3)	1,590		1,640		(3.0)		6,463		6,045		6.9
Net consolidated income	8,828		7,304		20.9		27,175		23,276		16.8
Net majority income	6,672		5,436		22.7		21,140		17,683		19.5
Net minority income	2,156		1,868		15.4		6,035		5,593		7.9

	2016	% of rev.	2015	% of rev.	% Var.	% Org (A)	2016	% of rev.	2015	% of rev.	% Var.	% Org (A)
Operative Cash Flow & CAPEX
Income from operations	11,678	10.6	10,638	11.9	9.8	5.9	37,427	9.4	33,735	10.8	10.9	6.3
Depreciation	3,192	2.9	2,580	2.9	23.7		12,076	3.0	9,757	3.1	23.8
Amortization & other non-cash charges	2,322	2.1	843	0.9	175.4		5,484	1.4	3,134	1.1	75.0
Operative Cash Flow (EBITDA)	17,192	15.6	14,061	15.7	22.3	19.1	54,987	13.8	46,626	15.0	17.9	13.2
CAPEX	8,378		7,008		19.6		22,155		18,885		17.3

Financial Ratios	2016		2015		Var. p.p.
Liquidity(4)	1.37		1.33		0.04
Interest coverage(5)	7.60		6.10		1.50
Leverage(6)	0.91		0.69		0.21
Capitalization(7)	31.92%		26.88%		5.04

(A) % Org. represents the variation in a given measure excluding the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s results, net.

(4) Total current assets / total current liabilities.

(5) Income from operations + depreciation + amortization & other / interest expense, net.

(6) Total liabilities / total stockholders' equity.

(7) Total debt / long-term debt + stockholders' equity.

Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

7	February 27, 2017

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Dec-16	Dec-15	% Var.
Cash and cash equivalents	43,757	29,415	48.8
Accounts receivable	26,222	19,906	31.7
Inventories	31,932	24,680	29.4
Other current assets	16,040	12,722	26.1
Total current assets	117,951	86,723	36.0
Investments in shares	128,601	111,731	15.1
Property, plant and equipment, net	102,223	80,296	27.3
Intangible assets (1)	153,268	108,341	41.5
Other assets	43,580	22,241	95.9
TOTAL ASSETS	545,623	409,332	33.3

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	1,912	2,239	(14.6)
Current maturities of long-term debt	5,369	3,656	46.9
Interest payable	976	597	63.5
Operating liabilities	78,032	58,854	32.6
Total current liabilities	86,289	65,346	32.0
Long-term debt (2)	123,494	80,856	52.7
Labor liabilities	4,447	4,229	5.2
Other liabilities	45,223	17,045	165.3
Total liabilities	259,453	167,476	54.9
Total stockholders’ equity	286,170	241,856	18.3
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	545,623	409,332	33.3

	December 31, 2016
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	36.4%	7.4%
U.S. Dollars	1.6%	5.2%
Euros	16.4%	1.8%
Colombian pesos	2.0%	9.5%
Argentine pesos	0.5%	31.7%
Brazilian reais	39.3%	12.6%
Chilean pesos	3.8%	6.3%
Total debt	100%	8.6%

Fixed rate(2)	68.6%
Variable rate(2)	31.4%

% of Total Debt	2017	2018	2019	2020	2021	2022+
DEBT MATURITY PROFILE	4.9%	18.4%	6.4%	8.6%	5.8%	55.9%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

8	February 27, 2017

FEMSA Comercio- Retail Division (1)

Results of Operations

Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2016	% of rev.	2015	% of rev.	% Var.	2016	% of rev.	2015	% of rev.	% Var.
Total revenues	36,493	100.0	31,116	100.0	17.3	137,139	100.0	119,879	100.0	14.4
Cost of sales	21,676	59.4	18,595	59.8	16.6	86,149	62.8	76,235	63.6	13.0
Gross profit	14,817	40.6	12,521	40.2	18.3	50,990	37.2	43,644	36.4	16.8
Administrative expenses	775	2.1	653	2.1	18.7	2,924	2.1	2,487	2.1	17.6
Selling expenses	9,905	27.2	8,084	25.9	22.5	36,341	26.5	30,631	25.5	18.6
Other operating expenses (income), net	54	0.1	79	0.3	(31.6)	240	0.2	238	0.2	0.8
Income from operations	4,083	11.2	3,705	11.9	10.2	11,485	8.4	10,288	8.6	11.6
Depreciation	975	2.7	787	2.5	23.9	3,607	2.6	3,027	2.5	19.2
Amortization & other non-cash charges	105	0.2	109	0.4	(3.7)	417	0.3	402	0.3	3.7
Operative cash flow	5,163	14.1	4,601	14.8	12.2	15,509	11.3	13,717	11.4	13.1
CAPEX	2,561		1,910		34.1	7,632		5,625		35.7

Information of OXXO Stores
Total stores						15,225		14,061		8.3
Net new convenience stores:
vs. Last quarter	530		520		1.9
Year-to-date	1,164		1,208		(3.6)

Same-store data: (2)
Sales (thousands of pesos)	762.3		702.0		8.6	743.6		695.1		7.0
Traffic (thousands of transactions)	23.2		22.9		1.5	23.2		23.2		0.2
Ticket (pesos)	32.8		30.7		7.0	32.0		30.0		6.8

(1) As of the 4Q15 FEMSA Comercio- Fuel Division began to report as a separate segment and as of 1Q16 FEMSA Comercio- Health Division began to report as a separate segment.

(2) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

9	February 27, 2017

FEMSA Comercio- Health Division (1)

Results of Operations

Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2016	% of rev.	2015	% of rev.	% Var.	2016	% of rev.	2015	% of rev.	% Var.	% Org.(A)
Total revenues	12,293	100.0	9,304	100.0	32.1	43,411	100.0	13,053	100.0	N.S.	24.0
Cost of sales	8,506	69.2	6,521	70.1	30.4	30,673	70.7	9,365	71.7	N.S.
Gross profit	3,787	30.8	2,783	29.9	36.1	12,738	29.3	3,688	28.3	N.S.
Administrative expenses	481	3.9	324	3.5	48.5	1,769	4.1	414	3.2	N.S.
Selling expenses	2,691	21.9	1,977	21.2	36.1	9,365	21.5	2,682	20.5	N.S.
Other operating expenses (income), net	16	0.1	(18)	(0.2)	(188.9)	32	0.1	(18)	(0.1)	N.S.
Income from operations	599	4.9	500	5.4	19.8	1,572	3.6	610	4.7	157.7	5.8
Depreciation	148	1.2	118	1.3	25.4	546	1.3	155	1.2	N.S.
Amortization & other non-cash charges	76	0.6	23	0.2	N.S.	317	0.7	33	0.2	N.S.
Operative cash flow	823	6.7	641	6.9	28.4	2,435	5.6	798	6.1	N.S.	16.7
CAPEX	100		327		(69.4)	474		423		12.1

Information of pharmacies
Total stores						2,120		1,900		11.6
Net new stores (2):
vs. Last quarter	19		1,017		(98.1)
Year-to-date	220		1,295		(83.0)

Same-store data: (3)
Sales (thousands of pesos)	1,667.0		1,361.3		22.5	1,552.9		1,268.4		22.4

(1) As of the 1Q16 FEMSA Comercio- Health Division began to report as a separate segment.

(2) Aquisitions are included.

(3) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

(A) % Org. represents the variation in a given measure excluding the effects of significant mergers and acquisitions in the last twelve months.

10	February 27, 2017

FEMSA Comercio- Fuel Division (1)

Results of Operations

Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2016	% of rev.	2015	% of rev.	% Var.	2016	% of rev.	2015	% of rev.	% Var.
Total revenues	8,054	100.0	6,121	100.0	31.6	28,616	100.0	18,510	100.0	54.6
Cost of sales	7,421	92.1	5,647	92.3	31.4	26,368	92.1	17,090	92.3	54.3
Gross profit	633	7.9	473	7.7	33.8	2,248	7.9	1,420	7.7	58.3
Administrative expenses	33	0.4	29	0.5	13.8	127	0.4	88	0.5	44.3
Selling expenses	524	6.6	405	6.6	29.4	1,865	6.6	1,124	6.1	65.9
Other operating expenses (income), net	2	-	-	-	N.S.	3	-	1	-	N.S.
Income from operations	74	0.9	39	0.6	89.7	253	0.9	207	1.1	22.2
Depreciation	22	0.3	18	0.3	22.2	82	0.3	56	0.3	46.4
Amortization & other non-cash charges	16	0.2	4	0.1	N.S.	27	0.1	24	0.2	12.5
Operative cash flow	112	1.4	61	1.0	83.6	362	1.3	287	1.6	26.1
CAPEX	118		50		136.0	299		228		31.1

Information of OXXO Gas service stations
Total service stations						382		307		24.4
Net new service stations
vs. Last quarter	34		34
Year-to-date	75

Volume (million of liters) total stations (2)	652.2		512.2		27.3	2,391.8		1,542.2		55.1

Same-stations data: (3)
Sales (thousands of pesos)	7,785.7		6,938.2		12.2	7,536.4		7,003.0		7.6
Volume (thousands of liters)	626.0		580.7		7.8	624.3		584.0		6.9
Average price per liter	12.4		11.9		4.1	12.1		12.0		0.7

(1) As of the 4Q15, FEMSA Comercio- Fuel Division began to report as a separate segment.

(2) Volume accumulated for 2015 corresponds to the period of March to December.

(3) Monthly average information per station, considering same stations with more than twelve months of operations.

11	February 27, 2017

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the fourth quarter of:						For the twelve months of:
	2016	% of rev.	2015	% of rev.	% Var.	% Org.(A)	2016	% of rev.	2015	% of rev.	% Var.	% Org.(A)
Total revenues	49,533	100.0	40,742	100.0	21.6	17.7	177,718	100.0	152,360	100.0	16.6	15.6
Cost of sales	27,146	54.8	21,426	52.6	26.7		98,056	55.2	80,330	52.7	22.1
Gross profit	22,388	45.2	19,315	47.4	15.9		79,662	44.8	72,031	47.3	10.6
Administrative expenses	1,875	3.8	1,681	4.1	11.5		7,423	4.2	6,404	4.2	15.9
Selling expenses	12,883	26.0	10,742	26.4	19.9		48,039	27.0	41,880	27.5	14.7
Other operating expenses (income), net	463	0.9	244	0.6	89.8		280	0.2	1,102	0.7	(74.6)
Income from operations	7,167	14.5	6,649	16.3	7.8	2.4	23,920	13.5	22,645	14.9	5.6	4.0
Depreciation	2,072	4.2	1,600	3.9	29.5		7,579	4.3	6,310	4.1	20.1
Amortization & other non-cash charges	1,573	3.1	571	1.4	175.5		3,996	2.2	2,278	1.5	75.4
Operative cash flow	10,812	21.8	8,820	21.6	22.6	18.2	35,495	20.0	31,233	20.5	13.6	12.4
CAPEX	5,164		4,322		19.5		12,391		11,484		7.9

Sales volumes
(Millions of unit cases)
Mexico and Central America	502.2	58.9	498.7	54.6	0.7		2,025.7	60.7	1,952.4	56.8	3.8
South America	160.4	18.8	210.2	23.0	(23.7)		659.2	19.8	789.6	23.0	(16.5)
Brazil	190.2	22.3	204.5	22.4	(7.0)		649.1	19.5	693.6	20.2	(6.4)
Total	852.8	100.0	913.4	100.0	(6.6)		3,334.0	100.0	3,435.6	100.0	(3.0)

(A) % Org. represents the variation in a given measure excluding the effects of significant mergers and acquisitions in the last twelve months.

12	February 27, 2017

FEMSA

Macroeconomic Information

			End-of-period Exchange Rates
	Inflation		Dec-16		Dec-15

	4Q 2016	LTM(1) Dec-16	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	2.19%	3.36%	20.66	1.0000	17.21	1.0000
Colombia	0.74%	5.75%	3,000.71	0.0069	3,149.47	0.0055
Venezuela	91.80%	456.80%	673.76	0.0307	198.70	0.0866
Brazil	0.38%	6.29%	3.26	6.3404	3.90	4.4065
Argentina	6.65%	39.20%	15.89	1.3004	13.04	1.3195
Chile	0.21%	2.71%	667.29	0.0310	707.34	4.4526
Euro Zone	0.99%	1.12%	0.95	21.7741	0.91	18.9403

(1) LTM = Last twelve months

13	February 27, 2017

2016 FOURTH QUARTER AND FULL YEAR RESULTS

Mexico City, February 24, 2017, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world by sales volume, announces results for the fourth quarter of 2016.

Operational and Financial Highlights

•	Revenues grew 21.6%, while comparable revenues grew 3.7% for the fourth quarter of 2016.

•	Operating income grew 7.8%, but on a comparable basis, it declined 8.3% for the fourth quarter of 2016.

•	Operating cash flow increased 22.6%, but decreased 2.3% as a comparable metric for the fourth quarter of 2016.

•	Earnings per share were up 12.4% to Ps. 1.69, whereas comparable earnings dropped 11.1% to Ps. 1.30 in the fourth quarter of 2016.

Results Summary

	Fourth Quarter				Year to Date
	as Reported		Comparable (1)		as Reported		Comparable (1)
	2016	Δ%	2016	Δ%	2016	Δ%	2016	Δ%

Total revenues	49,533	21.6%	44,300	3.7%	177,718	16.6%	157,277	6.6%
Gross profit	22,388	15.9%	20,237	1.3%	79,662	10.6%	72,284	4.5%
Operating income	7,167	7.8%	6,251	(8.3%)	23,920	5.6%	22,646	4.0%
Operating cash flow (2)	10,812	22.6%	8,685	(2.3%)	35,495	13.6%	30,931	4.0%
Net income attributable to equity holders of the company	3,509	12.4%	2,690	(11.1%)	10,070	(1.6%)	9,290	0.6%
Earnings per share (3)	1.69		1.30		4.86		4.48

Expressed in millions of Mexican pesos.

(1) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. Currently, only Venezuela qualifies as a hyperinflationary economy.

(2) Operating cash flow = operating income + depreciation + amortization & other operative non-cash charges.

(3) Quarterly & FY earnings / outstanding shares as of the end of period. Outstanding shares as of 4Q'16 and YTD were 2,072.9 million.

Message from the Chief Executive Officer

“We closed 2016 focused on our operating and financial discipline, while capturing opportunities that enabled us to strengthen our portfolio and consolidate geographically. We managed to deliver solid financial results for the year in the face of a very complex macroeconomic environment. On a comparable basis, our revenues and operating income increased by 6.6% and 4.0%, respectively, by leveraging our pricing flexibility across our markets.

Our transactions continued to outperform volumes across most of our operations thanks to our focus on affordability, commercial practices, and improved route-to-market capabilities. In Mexico, volume and transactions grew across our sparkling and still beverage categories, propelling our operation to a banner year. While in Central America, our performance was driven by Costa Rica and Nicaragua’s highest volume growth in the past 10 years. Our South America division faced the most difficult macroeconomic and consumer environments of our territories. Nevertheless, our flexibility to adapt to local market conditions enabled us to maintain or gain market share across key markets and categories. Finally, our Philippines operation delivered accelerated volume and transaction growth, while improving profitability, ahead of its consolidation in 2017.

During the year, we accelerated the transformation of our operating models, highlighted by the aggressive rollout of our KOFmmercial Digital Platform in Mexico and its initial rollout in Brazil. Importantly, we strengthened our footprint by closing our acquisition of Vonpar, bolstering our leading position in Brazil.

As we enter a new year, we renew our efforts to strengthen our portfolio, deploy our transformational initiatives, and continue our cultural evolution in order to deliver sustainable, profitable growth for our shareholders.” said John Santa Maria Otazua, Chief Executive Officer of the Company.

Press Release 4Q 2016 February 24, 2017	Page 14

4Q16 Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on December31, 2016 of 673.7617 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 3.7% to Ps. 44,300 million driven by average price per unit case growth across most of our operations and volume growth in Mexico and Central America.

Transactions: The comparable number of transactions declined 6.4% to 4,746.1 million. Transactions of our sparkling beverage portfolio declined 6.3% driven by declines in Brazil, Colombia and Argentina, offsetting flat performance of Mexico. Our still beverage category decreased transactions by 4.8%, mainly driven by declines in Brazil and Colombia, offsetting increases in Mexico and Argentina. Transactions of water, including bulk water, decreased 9.6% driven by declines across most of our operations, offsetting growth in Mexico.

Volume: Comparable sales volume declined 5.9% to 806.8 million unit cases in the fourth quarter of 2016 as compared to the same period in 2015. Our sparkling beverage portfolio declined 5.9% mainly driven by contractions in Brazil, Argentina and Colombia, which offset growth in Mexico and Central America. The still beverage category decreased 3.9% driven by declines in Brazil, Colombia and Central America which offset growth in Vallefrut orangeade, del Valle juice and Santa Clara in Mexico. Volume of our bottled water portfolio decreased 8.6% driven by growth in Mexico offset by declines across the rest of our operations. Volume of our bulk water portfolio declined 5.0% mainly driven by declines of Crystal in Brazil, Brisa in Colombia and Ciel in Mexico offset by increases in Central America and Argentina.

Gross profit: Comparable gross profit grew 1.3% to Ps. 20,237 million with a gross margin contraction of 110 basis points in the period. Higher sugar prices, plus the depreciation of the average exchange rate of the Argentine peso and the Mexican peso as applied to our U.S. dollar-denominated raw material costs, and an unfavorable currency hedging position in Brazil, were not fully offset by the benefit of lower PET prices and our ongoing currency hedging strategy.

Other operative expenses: On a comparable basis, during the fourth quarter of 2016, the other operative expenses net line recorded an expense of Ps. 215 million, which compares to an expense of Ps. 65 million during the fourth quarter of 2015.

Equity method: The comparable reported share of the profits of associates and joint ventures line recorded a loss of Ps. 275 million in the fourth quarter of 2016, which compares to a loss of Ps. 76 million recorded in the fourth quarter of 2015, mainly due to a loss in our stake in Coca-Cola FEMSA Philippines, Inc. and in our non-carbonated beverage joint venture in Brazil that could not be compensated by a gain in our non-carbonated beverage joint venture in Mexico during the fourth quarter of 2016.

Operating Income: Comparable operating income declined 8.3% to Ps. 6,251 million with a 190 basis points margin contraction, reaching 14.1% in the fourth quarter of 2016.

Operating cash flow: Comparable operating cash flow declined 2.3% to Ps. 8,685 million with a margin contraction of 120 basis points to 19.6% in the fourth quarter of 2016. Amortization and other operative non-cash charges in the fourth quarter of 2016 were higher due to (i) operating currency fluctuation effects, (ii) an equity method loss.

Comprehensive financing result: Our comparable comprehensive financing result in the fourth quarter of 2016 recorded an expense of Ps. 2,076 million, as compared to an expense of Ps. 2,793 million in the same period of 2015. As compared to the previous year, we recorded a foreign exchange gain mainly driven by the reduction of our dollar denominated net debt position.

Income tax: During the fourth quarter of 2016, comparable income tax as a percentage of income before taxes was 25.3% as compared to 27.6% in the same period of 2015.

Net income: Comparable net controlling interest income declined 11.1% to Ps. 2,690 million in the fourth quarter of 2016, resulting in earnings per share (EPS) of Ps. 1.30 (Ps. 12.98 per ADS).

(Continued on next page)

Press Release 4Q 2016 February 24, 2017	Page 15

As reported figures

Revenues: Total revenues increased 21.6% to Ps. 49,533 million in the fourth quarter of 2016, supported by the positive translation effect resulting from the appreciation of the Brazilian real and the Colombian peso, and despite of the depreciation of the Venezuelan bolivar and the Argentine peso; all as compared to the Mexican peso.

Transactions: Reported total number of transactions declined 7.3% to 4,982.9 million in the fourth quarter of 2016 as compared to the same period in 2015.

Volume: Reported total sales volume declined 7.0% to 849.9 million unit cases in the fourth quarter of 2016 as compared to the same period in 2015.

Gross profit: Gross profit grew 15.9% to Ps. 22,388 million and gross margin declined 220 basis points to 45.2%.

Operating Income: Operating income grew 7.8% to Ps. 7,167 million and operating margin contracted 180 basis points to 14.5%.

Operating cash flow: Operating cash flow grew 22.6% to Ps. 10,812 million and operating cash flow margin expanded 20 basis points to 21.8%.

Net income: Reported consolidated net controlling interest income increased 12.4% to Ps. 3,509 million in the fourth quarter of 2016, resulting in reported earnings per share (EPS) of Ps. 1.69 (Ps. 16.93 per ADS).

Press Release 4Q 2016 February 24, 2017	Page 16

Balance Sheet (1)

As of December 31, 2016, we had a cash balance of Ps. 10,476 million, including US$ 114 million denominated in U.S. dollars, a decrease of Ps. 5,513 million as compared to December 31, 2015. This difference was mainly driven by the use of cash for Vonpar´s acquisition. In November, we paid the second installment of the 2015 dividend in the amount of Ps. 1.68 per share.

As of December 31, 2016, total short-term debt was Ps. 3,052 million and long-term debt was Ps. 85,857 million. Total debt increased by Ps. 22,179 million, compared to year end 2015 mainly due to the negative translation effect resulting from the depreciation of the Mexican peso as applied to our U.S. dollar denominated debt position and the contract of new debt for Vonpar´s acquisition. Net debt increased by Ps. 27,692 million compared to year end 2015.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian reals and Mexican peso, was 10.78%. The following charts set forth the Company’s debt profile by currency, interest rate type and maturity date as of December 31, 2016.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican pesos	36.6%	8.4%
U.S. dollars	2.4%	0.0%
Colombian pesos	3.0%	65.3%
Brazilian reals	57.3%	98.9%
Argentine pesos	0.8%	5.9%

Debt Maturity Profile

Maturity Date	2017	2018	2019	2020	2021	2022+
% of Total Debt	3.4%	25.2%	8.4%	12.0%	7.7%	43.3%

(1)	See page 19 for detailed information.
(2)	After giving effect to cross currency swaps.
(3)	Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	FY 2016	FY 2015	Δ %
Net debt including effect of hedges (1)(3)	80,043	48,828	63.9%
Net debt including effect of hedges / Operating cash flow (1)(3)	2.26	1.56
Operating cash flow/ Interest expense, net (1)	5.25	5.27
Capitalization (2)	41.3%	38.8%

(1) Net debt = total debt - cash

(2) Total debt / (long-term debt + shareholders' equity)

(3) After giving effect to cross currency swaps.

Press Release 4Q 2016 February 24, 2017	Page 17

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Comparable figures:

Revenues: Comparable total revenues from our Mexico and Central America division increased 7.4% to Ps. 22,593 million in the fourth quarter of 2016, as compared to the same period in 2015, driven by volume growth and an average price per unit case increase of 8.0% in Mexico. Our division’s comparable average price per unit case grew 6.5%, reaching Ps. 44.83.

Transactions: Total transactions in the Mexico and Central America division grew 0.7%, in line with volume performance, totaling 2,815.2 million in the fourth quarter of 2016. Transactions of our sparkling beverage portfolio remained flat, mainly driven by a decline in flavored sparkling beverages in Central America offset by a 2.5% growth of flavored sparkling beverages in Mexico, and a 2.1% improvement in brand Coca-Cola in Central America. Our still beverage category increased transactions by 5.8%, mainly driven by Mexico, which generated more than 16 million incremental transactions this quarter. Transactions of water, including bulk water, increased 2.1% mainly driven by Mexico.

Volume: Total sales volume increased 0.7% to 502.2 million unit cases in the fourth quarter of 2016, as compared to the same period of 2015. Volume in Mexico increased 0.7% and volume in Central America increased 0.5%. Our sparkling beverage category increased 0.6%, mainly driven by growth of brand Coca-Cola in Mexico and Central America, while Limon&Nada, Naranja&Nada, and Sprite Zero drove growth in Mexico. Our still beverage category grew 9.0%, mainly driven by the performance of Vallefrut, the del Valle juice portfolio Santa Clara in Mexico, and FUZE tea in Central America. Our personal water portfolio grew 0.9%, driven by a growth in Mexico. Our Bulk water portfolio declined 2.4% driven by a decline in Ciel bulk water in Mexico.

Gross profit: Comparable gross profit grew 5.1% to Ps. 11,122 million in the fourth quarter of 2016 as compared to the same period in 2015, with a margin decrease of 110 basis points to reach 49.2%. Lower PET prices in the division, in combination with our currency hedging strategy, were offset by higher prices of sugar and the depreciation of the average exchange rate of the Mexican peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division declined 2.3% to Ps. 3,561 million in the fourth quarter of 2016, with a margin contraction of 150 basis points to reach 15.8%. Our operating expenses in the division, as a percentage of sales, contracted 80 basis points.

Operating cash flow: Comparable operating cash flow grew 4.8% to Ps. 5,108 million in the fourth quarter of 2016 as compared to the same period in 2015. Our comparable operating cash flow margin was 22.6%, with a margin decrease of 60 basis points. Other operative non-cash charges in the fourth quarter of 2016 were higher as a result of (i) operating currency fluctuation effects and (ii) the recording of an equity method loss.

As reported figures

Revenues: Reported total revenues increased 10.0% in the fourth quarter of 2016, driven by a combination of volume growth and solid pricing, coupled with a positive translation effect that resulted from the appreciation of the currencies in our Central American operations as compared to the Mexican peso.

Gross profit: Reported gross profit increased 7.3% in the fourth quarter of 2016 and gross profit margin reached 49.2%.

Operating income: Our reported operating income increased 3.0% in the fourth quarter of 2016, and operating income margin reached 15.8%, contracting 100 basis points during the period.

Operating cash flow: Reported operating cash flow increased 7.2% in the fourth quarter of 2016, resulting in a margin of 22.6%.

Press Release 4Q 2016 February 24, 2017	Page 18

South America Division

(Colombia, Venezuela, Brazil and Argentina)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on December 31, 2016 of 673.7617 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues remained flat at Ps. 21,707 million, driven by average price per unit case growth across our territories. Revenues of beer in Brazil accounted for Ps. 2,485 million in the fourth quarter of 2016.

Transactions: Comparable transactions in the division declined 15.1% totaling 1,931.0 million in the fourth quarter of 2016. Transactions of our sparkling beverage portfolio decreased 14.4%, driven by decreases in Argentina, Brazil and Colombia. Our still beverage category decreased transactions by 17.3% driven by an increase in Argentina offset by decreases in Brazil and Colombia. Transactions of water, including bulk water, decreased 18.4% driven by declines in all countries.

Volume: Comparable total sales volume in our South America division decreased 15.0% to 304.6 million unit cases in the fourth quarter of 2016 as compared to the same period of 2015. Our sparkling beverage category decreased 14.1%, driven by a 17.5% decline in Brazil, a 9.0% contraction in Argentina, and a 8.8% volume decrease in Colombia. The still beverage category decreased 19.4%, driven by declines in Colombia and Brazil offsetting Cepita’s growth in Argentina. Our personal water category declined 17.4%, driven by Manantial in Colombia, Aquarius in Argentina and Crystal in Brazil. Our bulk water business declined 23.9%, mainly driven by Crystal in Brazil and Brisa bulk water in Colombia offsetting a growth in Argentina.

Gross profit: Comparable gross profit decreased 3.0% to Ps. 9,115 million, with a margin contraction of 140 basis points, as a result of higher prices of sugar and the depreciation of the average exchange rate of our division’s currencies as applied to our U.S. dollar-denominated raw material costs, in combination with an unfavorable currency hedging position in Brazil, as a result of the appreciation of the Brazilian real; all of which offset lower PET prices.

Operating income: Comparable operating income declined 15.3% to Ps. 2,690 million, with a margin contraction of 220 basis points as compared to the same period of the previous year.

Operating cash flow: Comparable operating cash flow decreased 11.1% to Ps. 3,577 million, reaching an operating cash flow margin of 16.5% and recording a margin contraction of 210 basis points as compared to the same period of 2015.

As reported figures

Revenues: Reported total revenues grew 33.3% to Ps. 26,940 million in the fourth quarter of 2016.

Transactions: Reported total number of transactions declined 16.0% to 2,167.7 million in the fourth quarter of 2016 as compared to the same period in 2015.

Volume: Reported total sales volume declined 16.2% to 347.7 million unit cases in the fourth quarter of 2016 as compared to the same period in 2015, driven by volume declines in all operations.

Gross profit: Reported gross profit increased 25.9% to Ps. 11,266 million in the fourth quarter of 2016 and gross profit margin contracted 250 basis points to 41.8%.

Operating income: Our reported operating income grew 13.0% to Ps. 3,606 million in the fourth quarter of 2016, and operating income margin reached 13.4%, a contraction of 240 basis points.

Operating cash flow: Reported operating cash flow grew 40.6% to reach Ps. 5,704 million in the fourth quarter of 2016, resulting in a margin of 21.2%, an expansion of 110 basis points.

Press Release 4Q 2016 February 24, 2017	Page 19

YTD Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on December 31, 2016 of 673.7617 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 6.6% to Ps. 157,277 million driven by average price per unit case growth across most of our operations and volume growth in Mexico and Central America.

Transactions: The comparable number of transactions declined 0.3% to 18,902.4 million, outpacing volume performance. Transactions of our sparkling beverage portfolio declined 0.6% driven by the positive performance of Mexico, which increased 4.5%; Central America, which grew 3.1%; and offset by Colombia, Argentina and Brazil which declined 1.2%, 9.2% and 10.0% respectively. Our still beverage category increased transactions by 2.6%, mainly driven by Mexico and Central America which grew 8.3%. Transactions of water, including bulk water, declined 1.1% driven by a positive performance in Mexico, Central America and Colombia, offset by a decline in Brazil.

Volume: Comparable sales volume declined 0.9% to 3,171.3 in 2016, as compared to 2015. Our sparkling beverage portfolio contracted 1.0% driven by declines in Brazil and Argentina which offset growth in Mexico and Central America. Our still beverage category increased 2.9% driven by Vallefrut, del Valle juice and Santa Clara in Mexico. Volume of our bottled water portfolio declined 1.1% mainly driven by Brazil and Colombia offsetting growth in Mexico and Argentina. Volume of our bulk water portfolio decreased 1.9% mainly driven by a decline of Brisa and Crystal bulk water in Colombia and Brazil respectively.

Gross profit: Comparable gross profit grew 4.5% to Ps. 72,284 million with a gross margin contraction of 90 basis points in the period. Higher sugar prices, plus the depreciation of the average exchange rate of the Argentine peso, the Colombian Peso, the Brazilian Real and the Mexican peso as applied to our U.S. dollar-denominated raw material costs; and an unfavorable currency hedging position in Brazil, were not fully offset by the benefit of lower PET prices, and our ongoing currency hedging strategy.

Other operative expenses: On a comparable basis, during 2016, the other operative expenses net line recorded an expense of Ps. 339 million, which compares to an expense of Ps. 770 million during the same period of 2015.

Equity method: The comparable reported share of the profits of associates and joint ventures line recorded a gain of Ps. 43 million for year 2016, which compares to a loss of Ps. 21 million recorded in the same period of 2015, mainly due to a positive contribution of our stake in Coca-Cola FEMSA Philippines, Inc. and the non-carbonated beverage joint venture in Mexico.

Operating Income: Comparable operating income grew 4.0% to Ps. 22,646 million with a 40 basis points margin contraction, reaching 14.4% for the full year 2016.

Operating cash flow: Comparable operating cash flow grew 4.0% to Ps. 30,931 million with a margin decline of 50 basis points as compared to the same period of 2015. Other operative non-cash charges in 2016 were lower as a result of (i) operating currency fluctuation effects and (ii) the recording of an equity method gain.

Comprehensive financing results: Our comparable comprehensive financing result for the full year 2016 recorded an expense of Ps. 8,589 million, as compared to an expense of Ps. 8,352 million in the same period of 2015. The difference was mainly driven by (i) a foreign exchange loss as a result of the depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position and (ii) higher interest expense in Mexican pesos, mainly driven by the effect of the depreciation of the Mexican peso as applied to our interest payments denominated in U.S. dollars and Brazilian reals.

Income tax: During 2016, comparable income tax as a percentage of income before taxes was 26.8% as compared to 30.4% in the same period of 2015. The lower tax rate in 2016 resulted from (i) certain tax efficiencies across our operations, (ii) a lower effective tax rate in Colombia and (iii) ongoing efforts to reduce non-deductible items across our operations.

Net income: Comparable net controlling interest income increased 0.6% to Ps. 9,290 million for the full year 2016, resulting in earnings per share (EPS) of Ps. 4.48 (Ps. 44.82 per ADS).

(Continued on next page)

Press Release 4Q 2016 February 24, 2017	Page 20

YTD as reported figures

Revenues: Reported total revenues increased 16.6% to Ps. 177,718 million for the full year 2016, supported by the positive translation effect originated by the appreciation of the Brazilian real, and the Colombian Peso despite the depreciation of the Venezuelan bolivar and the Argentine peso; all as compared to the Mexican peso.

Transactions: Reported total number of transactions declined 2.5% to 19,774.4 million during 2016 as compared to 2015.

Volume: Reported total sales volume declined 3.0% to 3,334.0 million unit cases for the full year 2016 as compared to the same period in 2015.

Gross profit: Reported gross profit grew 10.6% to Ps. 79,662 million and gross margin declined 250 basis points to 44.8%.

Operating Income: Reported operating income grew 5.6% to Ps. 23,920 million and operating margin contracted 140 basis points to 13.5%.

Operating cash flow: Reported operating cash flow grew 13.6% to Ps. 35,495 million and operating cash flow margin declined 50 basis points to reach 20.0%.

Net income: Reported consolidated net controlling interest income decreased 1.6% to Ps. 10,070 million during 2016, resulting in reported earnings per share (EPS) of Ps. 4.86 (Ps. 48.58 per ADS).

Press Release 4Q 2016 February 24, 2017	Page 21

Philippines Operation

Total transactions during the year grew 8.6%, in line with volume growth, which grew 8.9% driven by the performance of Colas and flavored sparkling beverages. Colas growth was mainly driven by our single-serve and multi-serve returnable glass bottles as well as our multi-serve PET presentation. In flavored sparkling beverages, our single-serve “Mismo” one-way PET presentation continued to deliver growth. Also, our growth in water came both from multi-serve and single-serve presentations. For the year, our Philippines operation and its encouraging top- and bottom-line performance, contributed positively to the company’s consolidated results.

Sustainability

At Coca-Cola FEMSA, our purpose is to generate economic, social and environmental value. Thus, sustainability is a core element of our business’ strategic framework.

In 2016, we continued our initiatives aligned with the three pillars of our Sustainability Framework: Our People, Our Community, and Our Planet. Consistent with our 2020 Goals, we increased our water use efficiency ratio to a global average of 1.72 liters of water per liter of beverage produced, up 12% from 2010. We replenished 100% of the water we used to produce our beverages in Mexico and Brazil. Since 2010, we increased our energy efficiency by 19% and reduced our manufacturing operations’ carbon footprint by 28%. Additionally, we covered 46% and 74% of our Mexican and Brazilian bottling operations’ energy requirements, respectively, from clean sources of energy—achieving 29% coverage globally. We fostered healthy lifestyles throughout our operations, benefiting more than 950,000 people from our programs, and we launched the Latin American Commitment for a Healthy Future in alliance with other companies in the beverage industry.

Recent Developments

•	On December 6, 2016 Coca-Cola FEMSA announced that its Brazilian subsidiary, Spal Industria Brasileira de Bebidas S.A., had successfully closed the agreement to acquire Vonpar.
•	Coca-Cola FEMSA announced on January 30th its selection as member of the first edition of the FTSE4Good Emerging Index.
•	Commencing on February 1, 2017, Coca-Cola FEMSA started consolidating the results of Coca-Cola FEMSA Philippines, Inc. in its financial statements.
•	On February 23, 2017 Coca-Cola FEMSA Board of Directors agreed to propose, for approval at the annual Shareholders meeting to be held on March 14, 2017, an ordinary dividend of Ps. 3.35 per share to be paid in two installments, Ps. 1.67 per share in May and Ps. 1.68 per share in November of 2017.

Conference Call Information

Our fourth quarter 2016 conference call will be held on February 24, 2017, at 12:30 P.M. Eastern Time (11:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-256-1027 or International: 913-312-0850. Participant code: 7683144. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and in our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Press Release 4Q 2016 February 24, 2017	Page 22

Additional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance we are including the term “Comparable”. This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. Currently, the only operation that qualifies as a hyperinflationary economy is Venezuela. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

Earnings per share were computed based on 2,072.9 million outstanding shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., are included in the results of the Mexico and Central America division. Starting on February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 154 brands to more than 375 million consumers daily. With over 100 thousand employees, the company markets and sells approximately 4 billion unit cases through 2.8 million points of sale a year. Operating 66 manufacturing plants and 328 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among other indexes. Its operations encompass franchise territories in Mexico, Brazil, Colombia, Argentina, and Guatemala and, nationwide, in the Philippines, Venezuela, Nicaragua, Costa Rica, and Panama. For more information, please visit www.coca-colafemsa.com.

For additional information or inquiries contact the Investor Relations team:

•	Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186
•	Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218
•	Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

Financial Tables

(12 pages of tables to follow)

Press Release 4Q 2016 February 24, 2017	Page 23

Quarter - Consolidated Income Statement

Expressed in millions of Mexican pesos(1)

	4Q 16	% Rev	4Q 15	% Rev	Δ % Reported
Transactions (million transactions)	4,982.9		5,374.8		-7.3%
Volume (million unit cases) (2)	849.9		913.4		-7.0%
Average price per unit case (2)	54.41		42.59		27.8%
Net revenues	49,229		40,637		21.1%
Other operating revenues	304		105		188.6%
Total revenues (3)	49,533	100.0%	40,742	100.0%	21.6%
Cost of goods sold	27,146	54.8%	21,426	52.6%	26.7%
Gross profit	22,388	45.2%	19,315	47.4%	15.9%
Operating expenses	14,757	29.8%	12,423	30.5%	18.8%
Other operative expenses, net	188	0.4%	175	0.4%	7.4%
Operative equity method (gain) loss in associates(4)	275	0.6%	69	0.2%	301.0%
Operating income (5)	7,167	14.5%	6,649	16.3%	7.8%
Other non operative expenses, net	346	0.7%	367	0.9%	-5.7%
Non Operative equity method (gain) loss in associates(6)	(33)	-0.1%	(34)	-0.1%	-3.4%
Interest expense	2,095		2,085		0.5%
Interest income	192		114		68.3%
Interest expense, net	1,903		1,971		-3.5%
Foreign exchange loss (gain)	(66)		66		-199.8%
Loss (gain) on monetary position in inflationary subsidiries	(838)		(6)		12938.7%
Market value (gain) loss on financial instruments	213		(30)		-799.2%
Comprehensive financing result	1,211		2,000		-39.4%
Income before taxes	5,643		4,316		30.7%
Income taxes	1,929		1,207		59.8%
Consolidated net income	3,714		3,110		19.4%
Net income attributable to equity holders of the company	3,509	7.1%	3,121	7.7%	12.4%
Non-controlling interest	205		(11)		-1940.7%
Operating income (5)	7,167	14.5%	6,649	16.3%	7.8%
Depreciation	2,072		1,600		29.5%
Amortization and other operative non-cash charges	1,573		571		175.5%
Operating cash flow (5)(7)	10,812	21.8%	8,820	21.6%	22.6%

CAPEX	5,164		4,322

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume, transactions and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 19,076 million from Mexico, Ps. 14,889 million from Brazil, Ps. 4,264 million from Colombia, and Ps. 4,128 million from Argentina, for the fourth quarter of 2016; and Ps. 17,545 million from Mexico, Ps. 10,312 million from Brazil, Ps. 3,484 from Colombia, and Ps. 4,105 million from Argentina for the same period of the previous year. Total revenues includes Beer in Brazil for Ps. 2,988 million during the fourth quarter of 2016 and Ps. 1,735 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.

(7) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 4Q 2016 February 24, 2017	Page 24

YTD - Consolidated Income Statement

Expressed in millions of Mexican pesos(1)

	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported
Transactions (million transactions)	19,774.4		20,279.6		-2.5%
Volume (million unit cases) (2)	3,334.0		3,435.6		-3.0%
Average price per unit case (2)	50.75		42.34		19.9%
Net revenues	177,082		151,914		16.6%
Other operating revenues	636		446		42.5%
Total revenues (3)	177,718	100.0%	152,360	100.0%	16.6%
Cost of goods sold	98,056	55.2%	80,330	52.7%	22.1%
Gross profit	79,662	44.8%	72,031	47.3%	10.6%
Operating expenses	55,462	31.2%	48,284	31.7%	14.9%
Other operative expenses, net	323	0.2%	1,099	0.7%	-70.6%
Operative equity method (gain) loss in associates(4)	(43)	-0.0%	3	0.0%	-1658.3%
Operating income (5)	23,920	13.5%	22,645	14.9%	5.6%
Other non operative expenses, net	3,489	2.0%	650	0.4%	436.8%
Non Operative equity method (gain) loss in associates(6)	(104)	-0.1%	(158)	-0.1%	-34.2%
Interest expense	7,471		6,337		17.9%
Interest income	715		414		72.7%
Interest expense, net	6,756		5,923		14.1%
Foreign exchange loss (gain)	1,792		1,459		22.9%
Loss (gain) on monetary position in inflationary subsidiries	(2,417)		33		-7324.4%
Market value (gain) loss on financial instruments	(51)		(142)		-64.3%
Comprehensive financing result	6,080		7,273		-16.4%
Income before taxes	14,455		14,880		-2.9%
Income taxes	3,928		4,551		-13.7%
Consolidated net income	10,527		10,329		1.9%
Net income attributable to equity holders of the company	10,070	5.7%	10,235	6.7%	-1.6%
Non-controlling interest	457		94		383.4%
Operating income (5)	23,920	13.5%	22,645	14.9%	5.6%
Depreciation	7,579		6,310		20.1%
Amortization and other operative non-cash charges	3,996		2,278		75.4%
Operating cash flow (5)(7)	35,495	20.0%	31,233	20.5%	13.6%

CAPEX	12,391		11,484

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume, transactions and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 74,413 million from Mexico, Ps. 43,900 million from Brazil, Ps. 15,120 million from Colombia, and Ps. 12,273 million from Argentina for the full year 2016; and Ps. 67,772 million from Mexico, Ps. 37,825 million from Brazil operation, Ps. 12,984 from Colombia, and Ps. 13,943 million from Argentina for the same period of the previous year. Total Revenues includes Beer in Brazil of Ps. 7,887 million for the full year 2016 and Ps. 6,459 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.

(7) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 4Q 2016 February 24, 2017	Page 25

Quarter - Comparable Income Statement (8)

Expressed in millions of Mexican pesos(1)

	4Q 16	% Rev	4Q 15	% Rev	Δ % Comparable(8)
Transactions (million transactions)	4,746.1		5,070.0		-6.4%
Volume (million unit cases) (2)	806.8		857.0		-5.9%
Average price per unit case (2)	51.48		47.67		8.0%
Net revenues	44,018		42,586		3.4%
Other operating revenues	282		120		135.5%
Total revenues (3)	44,300	100.0%	42,706	100.0%	3.7%
Cost of goods sold	24,063	54.3%	22,723	53.2%	5.9%
Gross profit	20,237	45.7%	19,982	46.8%	1.3%
Operating expenses	13,495	30.5%	13,028	30.5%	3.6%
Other operative expenses, net	215	0.5%	65	0.2%	230.7%
Operative equity method (gain) loss in associates(4)	275	0.6%	76	0.2%	263.6%
Operating income (5)	6,251	14.1%	6,814	16.0%	-8.3%
Other non operative expenses, net	385	0.9%	(20)	-0.0%	-2043.3%
Non Operative equity method (gain) loss in associates(6)	(33)	-0.1%	(38)	-0.1%	-12.8%
Interest expense	2,064		3,069		-32.8%
Interest income	142		119		19.2%
Interest expense, net	1,922		2,950		-34.8%
Foreign exchange loss (gain)	(58)		52		-212.7%
Loss (gain) on monetary position in inflationary subsidiries	0		(0)		-131.3%
Market value (gain) loss on financial instruments	213		(208)		-202.1%
Comprehensive financing result	2,076		2,793		-25.7%
Income before taxes	3,824		4,078		-6.2%
Income taxes	967		1,127		-14.2%
Consolidated net income	2,857		2,951		-3.2%
Net income attributable to equity holders of the company	2,690	6.1%	3,025	7.1%	-11.1%
Non-controlling interest	167		(74)		-326.6%
Operating income (5)	6,251	14.1%	6,814	16.0%	-8.3%
Depreciation	1,818		1,695		7.2%
Amortization and other operative non-cash charges	616		383		61.1%
Operating cash flow (5)(7)	8,685	19.6%	8,891	20.8%	-2.3%

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume, transactions and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 19,076 million from Mexico, Ps. 13,315 million from Brazil, Ps. 4,264 million from Colombia, and Ps. 4,128 million from Argentina for the fourth quarter of 2016; and Ps. 17,545 million from Mexico, Ps. 14,256 million from Brazil, Ps. 4,205 from Colombia, and Ps. 3,220 million from Argentina for the same period of the previous year. Total Revenues includes Beer in Brazil of Ps. 2,485 million for the fourth quarter of 2016 and Ps. 1,735 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.

(7) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(8) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 4Q 2016 February 24, 2017	Page 26

YTD - Comparable Income Statement (8)

Expressed in millions of Mexican pesos(1)

	YTD 16	% Rev	YTD 15	% Rev	Δ % Comparable(8)
Transactions (million transactions)	18,902.4		18,961.5		-0.3%
Volume (million unit cases) (2)	3,171.3		3,200.0		-0.9%
Average price per unit case (2)	46.91		43.93		6.8%
Net revenues	156,662		147,026		6.6%
Other operating revenues	614		449		36.8%
Total revenues (3)	157,277	100.0%	147,475	100.0%	6.6%
Cost of goods sold	84,992	54.0%	78,305	53.1%	8.5%
Gross profit	72,284	46.0%	69,170	46.9%	4.5%
Operating expenses	49,342	31.4%	46,596	31.6%	5.9%
Other operative expenses, net	339	0.2%	770	0.5%	-56.0%
Operative equity method (gain) loss in associates(4)	(43)	0.0%	21	0.0%	-308.8%
Operating income (5)	22,646	14.4%	21,783	14.8%	4.0%
Other non operative expenses, net	906	0.6%	173	0.1%	425.2%
Non Operative equity method (gain) loss in associates(6)	(104)	-0.1%	(58)	-0.0%	79.0%
Interest expense	7,358		7,332		0.4%
Interest income	478		353		35.6%
Interest expense, net	6,880		6,979		-1.4%
Foreign exchange loss (gain)	1,760		1,527		15.2%
Loss (gain) on monetary position in inflationary subsidiries	(0)		(0)		0.0%
Market value (gain) loss on financial instruments	(51)		(154)		-67.2%
Comprehensive financing result	8,589		8,352		2.8%
Income before taxes	13,255		13,317		-0.5%
Income taxes	3,546		4,046		-12.3%
Consolidated net income	9,709		9,271		4.7%
Net income attributable to equity holders of the company	9,290	5.9%	9,239	6.3%	0.6%
Non-controlling interest	419		32		1192.8%
Operating income (5)	22,646	14.4%	21,783	14.8%	4.0%
Depreciation	6,768		6,306		7.3%
Amortization and other operative non-cash charges	1,517		1,665		-8.9%
Operating cash flow (5)(7)	30,931	19.7%	29,754	20.2%	4.0%

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume, transactions and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 74,413 million from Mexico, Ps. 42,326 million Brazil, Ps. 15,120 million from Colombia, and Ps. 12,273 million from Argentina for the full year of 2016; and Ps. 67,772 million from Mexico, Ps. 42,844 million from Brazil, Ps. 13,825 from Colombia, and Ps. 10,335 million from Argentina for the same period of the previous year. Total Revenues includes Beer in Brazil of Ps. 7,384 million for the full year 2016 and Ps. 6.459 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.

(7) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(8) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 4Q 2016 February 24, 2017	Page 27

Mexico & Central America Division

Expressed in millions of Mexican pesos(1)

Quarterly information

	4Q 16	% Rev	4Q 15	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	2,815.2		2,794.9		0.7%	0.7%
Volume (million unit cases)	502.2		498.7		0.7%	0.7%
Average price per unit case	44.83		41.12		9.0%	6.5%
Net revenues	22,511		20,509		9.8%	7.2%
Other operating revenues	81		22		268.0%	200.0%
Total revenues (2)	22,593	100.0%	20,531	100.0%	10.0%	7.4%
Cost of goods sold	11,471	50.8%	10,166	49.5%	12.8%	9.8%
Gross profit	11,122	49.2%	10,365	50.5%	7.3%	5.1%
Operating expenses	7,175	31.8%	6,711	32.7%	6.9%	4.8%
Other operative expenses, net	140	0.6%	146	0.7%	-4.3%	245.1%
Operative equity method (gain) loss in associates (3)	245	1.1%	50	0.2%	392.1%	392.1%
Operating income (4)	3,561	15.8%	3,459	16.8%	3.0%	-2.3%
Depreciation, amortization & other operative non-cash charges	1,547	6.8%	1,306	6.4%	18.5%	25.8%
Operating cash flow (4)(5)	5,108	22.6%	4,764	23.2%	7.2%	4.8%

Accumulated information
	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	11,382.1		10,877.1		4.6%	4.6%
Volume (million unit cases)	2,025.6		1,952.4		3.7%	3.7%
Average price per unit case	43.17		40.28		7.2%	4.8%
Net revenues	87,438		78,651		11.2%	8.7%
Other operating revenues	120		58		106.3%	90.0%
Total revenues (2)	87,558	100.0%	78,709	100.0%	11.2%	8.8%
Cost of goods sold	43,989	50.2%	38,578	49.0%	14.0%	11.2%
Gross profit	43,569	49.8%	40,131	51.0%	8.6%	6.5%
Operating expenses	28,569	32.6%	26,125	33.2%	9.4%	7.2%
Other operative expenses, net	330	0.4%	715	0.9%	-53.9%	-46.2%
Operative equity method (gain) loss in associates (3)	(55)	-0.1%	53	0.1%	-202.7%	0.0%
Operating income (4)	14,725	16.8%	13,238	16.8%	11.2%	8.2%
Depreciation, amortization & other operative non-cash charges	5,174	5.9%	5,195	6.6%	-0.4%	-0.5%
Operating cash flow (4)(5)	19,899	22.7%	18,434	23.4%	8.0%	5.8%

(1) Except transactions, volume and average price per unit case figures.

(2) For the quarter: Includes total revenues of Ps. 19,076 million from Mexico for the fourth quarter of 2016; and Ps. 17,545 million for the same period of the previous year.

For YTD information: Includes total revenues of Ps. 74,413 million from Mexico for the full year 2016; and Ps. 67,772 million for the same period of the previous year.

(3) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc. and Estrella Azul, among others.

(4) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(5) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(6) Comparable: Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods.

Press Release 4Q 2016 February 24, 2017	Page 28

South America Division

Expressed in millions of Mexican pesos(1)

Quarterly information

	4Q 16	% Rev	4Q 15	% Rev	Δ % Reported
Transactions (million transactions)	2,167.7		2,579.9		-16.0%
Volume (million unit cases) (2)	347.7		414.7		-16.2%
Average price per unit case (2)	68.24		44.35		53.9%
Net revenues	26,718		20,128		32.7%
Other operating revenues	222		83		168.6%
Total revenues (3)	26,940	100.0%	20,211	100.0%	33.3%
Cost of goods sold	15,675	58.2%	11,260	55.7%	39.2%
Gross profit	11,266	41.8%	8,950	44.3%	25.9%
Operating expenses	7,582	28.1%	5,712	28.3%	32.7%
Other operative expenses, net	48	0.2%	29	0.1%	66.9%
Operative equity method (gain) loss in associates (4)	30	0.1%	19	0.1%	60.2%
Operating income (5)	3,606	13.4%	3,190	15.8%	13.0%
Depreciation, amortization & other operative non-cash charges	2,098	7.8%	866	4.3%	142.3%
Operating cash flow (5)(6)	5,704	21.2%	4,056	20.1%	40.6%

Accumulated information

	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported
Transactions (million transactions)	8,392.3		9,402.5		-10.7%
Volume (million unit cases) (2)	1,308.4		1,483.2		-11.8%
Average price per unit case (2)	62.49		45.04		38.7%
Net revenues	89,644		73,263		22.4%
Other operating revenues	516		388		33.0%
Total revenues (3)	90,160	100.0%	73,651	100.0%	22.4%
Cost of goods sold	54,067	60.0%	41,751	56.7%	29.5%
Gross profit	36,093	40.0%	31,900	43.3%	13.1%
Operating expenses	26,893	29.8%	22,160	30.1%	21.4%
Other operative expenses, net	(7)	-0.0%	383	0.5%	-101.8%
Operative equity method (gain) loss in associates (4)	12	0.0%	(51)	-0.1%	-122.8%
Operating income (5)	9,195	10.2%	9,406	12.8%	-2.2%
Depreciation, amortization & other operative non-cash charges	6,401	7.1%	3,393	4.6%	88.7%
Operating cash flow (5)(6)	15,596	17.3%	12,799	17.4%	21.8%

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) For the quarter: Includes total revenues of Ps. 14,889 million from Brazil, Ps. 4,264 million from Colombia, and Ps. 4,128 million from Argentina for the fourth quarter of 2016; and Ps. 10,312 million from Brazil, Ps. 3,484 from Colombia, and Ps. 4,105 million from Argentina for the same period of the previous year. Total Revenues includes Beer in Brazil of Ps. 2,988 million for the fourth quarter of 2016 and Ps. 1,735 million for the same period of the previous year.

For the YTD information: Includes total revenues of Ps. 43,900 million from Brazil, Ps. 15,120 million from Colombia, and Ps. 12,273 million from Argentina for the full year 2016; and Ps. 37,825 million from Brazil, Ps. 12,984 from Colombia, and Ps. 13,943 million from Argentina for the same period of the previous year. Total Revenues includes Beer in Brazil of Ps. 7,887 million for the full year 2016 and Ps. 6,459 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, among others.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 4Q 2016 February 24, 2017	Page 29

Venezuela Operation

Expressed in millions of Mexican pesos(1)

Quarterly information

	4Q 16	% Rev	4Q 15	% Rev	Δ % Reported	Δ % Comparable(3)
Transactions (million transactions)	137.3		304.8		-54.9%	-54.9%
Volume (million unit cases)	23.6		56.4		-58.2%	-58.2%
Average price per unit case	155.29		40.94		279.3%	1130.5%
Net revenues	3,660		2,309		58.5%	414.1%
Other operating revenues	0		0		0.0%	0.0%
Total revenues	3,660	100.0%	2,309	100.0%	58.5%	414.1%
Cost of goods sold	2,056	56.2%	1,259	54.5%	63.4%	431.2%
Gross profit	1,603	43.8%	1,050	45.5%	52.6%	393.7%
Operating expenses	991	27.1%	561	24.3%	76.6%	478.8%
Other operative expenses, net	58	1.6%	(8)	-0.4%	-799.2%	33.9%
Operating income	554	15.1%	498	21.6%	11.4%	374.5%
Depreciation, amortization & other operative non-cash charges	1,183	32.3%	176	7.6%	572.9%	1187.8%
Operating cash flow (2)	1,737	47.5%	673	29.2%	157.9%	732.5%

Accumulated information

	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported	Δ % Comparable(3)
Transactions (million transactions)	772.6		1,318.1		-41.4%	-41.4%
Volume (million unit cases)	143.1		235.6		-39.3%	-39.3%
Average price per unit case	131.82		37.76		249.1%	1490.1%
Net revenues	18,868		8,899		112.0%	865.9%
Other operating revenues	-		(0)		-100.0%	-100.0%
Total revenues	18,868	100.0%	8,899	100.0%	112.0%	865.9%
Cost of goods sold	12,037	63.8%	4,531	50.9%	165.7%	1096.1%
Gross profit	6,830	36.2%	4,368	49.1%	56.4%	621.1%
Operating expenses	5,849	31.0%	2,759	31.0%	112.0%	905.3%
Other operative expenses, net	69	0.4%	209	2.3%	-67.0%	-21.1%
Operating income	913	4.8%	1,400	15.7%	-34.8%	212.9%
Depreciation, amortization & other operative non-cash charges	3,262	17.3%	773	8.7%	321.9%	1506.9%
Operating cash flow (2)	4,174	22.1%	2,173	24.4%	92.1%	743.8%

(1) Except transactions, volume and average price per unit case figures.

(2) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(3) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures and (ii) translation effects resulting from exchange rate movements.

Press Release 4Q 2016 February 24, 2017	Page 30

Comparable South America Division

Expressed in millions of Mexican pesos(1)

Quarterly information

	4Q 16	% Rev	4Q 15	% Rev	Δ % Comparable(7)
Transactions (million transactions)	1,930.9		2,275.1		-15.1%
Volume (million unit cases) (2)	304.6		358.3		-15.0%
Average price per unit case (2)	62.44		55.39		15.7%
Net revenues	21,506		21,584		-0.4%
Other operating revenues	201		97		106.4%
Total revenues (3)	21,707	100.0%	21,682	100.0%	0.1%
Cost of goods sold	12,592	58.0%	12,281	56.6%	2.5%
Gross profit	9,115	42.0%	9,401	43.4%	-3.0%
Operating expenses	6,320	29.1%	6,175	28.5%	2.3%
Other operative expenses, net	76	0.3%	26	0.1%	193.1%
Operative equity method (gain) loss in associates (4)	30	0.1%	26	0.1%	16.5%
Operating income (5)	2,690	12.4%	3,174	14.6%	-15.3%
Depreciation, amortization & other operative non-cash charges	887	4.1%	848	3.9%	4.6%
Operating cash flow (5)(6)	3,577	16.5%	4,022	18.6%	-11.1%

Accumulated information

	YTD 16	% Rev	YTD 15	% Rev	Δ % Comparable(7)
Transactions (million transactions)	7,520.3		8,084.3		-7.0%
Volume (million unit cases) (2)	1,145.7		1,247.6		-8.2%
Average price per unit case (2)	53.98		48.22		11.9%
Net revenues	69,225		66,614		3.9%
Other operating revenues	494		390		26.6%
Total revenues (3)	69,719	100.0%	67,004	100.0%	4.1%
Cost of goods sold	41,003	58.8%	38,749	57.8%	5.8%
Gross profit	28,716	41.2%	28,255	42.2%	1.6%
Operating expenses	20,774	29.8%	19,954	29.8%	4.1%
Other operative expenses, net	10	0.0%	160	0.2%	-94.0%
Operative equity method (gain) loss in associates (4)	12	0.0%	(33)	-0.0%	-135.4%
Operating income (5)	7,921	11.4%	8,174	12.2%	-3.1%
Depreciation, amortization & other operative non-cash charges	3,111	4.5%	2,771	4.1%	12.2%
Operating cash flow (5)(6)	11,032	15.8%	10,946	16.3%	0.8%

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) For the quarter: Includes total revenues of Ps. 13,315 million from Brazil, Ps. 4,264 million from Colombia, and Ps. 4,128 million from Argentina for the fourth quarter of 2016; and Ps. 14,256 million from Brazil, Ps. 4,205 from Colombia, and Ps. 3,220 million from Argentina for the same period of the previous year. Total Revenues includes Beer in Brazil of Ps. 2,485 million for the fourth quarter of 2016 and Ps. 1,735 million for the same period of the previous year.

For the YTD information: Includes total revenues of Ps. 42,326 million from Brazil, Ps. 15,120 million from Colombia, and Ps. 12,273 million from Argentina for the full year 2016; and Ps. 42,844 million from Brazil, Ps. 13,825 from Colombia, and Ps. 10,335 million from Argentina for the same period of the previous year. Total Revenues includes Beer in Brazil of Ps. 7,384 million for the full year 2016 and Ps. 6,459 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, among others.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods.

Press Release 4Q 2016 February 24, 2017	Page 31

Consolidated Balance Sheet

Expressed in millions of Mexican pesos.

	Dec-16		Dec-15
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	10,476	Ps.	15,989
Total accounts receivable		15,005		9,647
Inventories		10,744		8,066
Other current assets		9,229		8,530
Total current assets		45,453		42,232
Property, plant and equipment		-		-
Property, plant and equipment		106,696		81,569
Accumulated depreciation		(41,408)		(31,037)
Total property, plant and equipment, net		65,288		50,532
Investment in shares		22,357		17,873
Intangibles assets and other assets		123,964		90,754
Other non-current assets		22,194		8,858
Total Assets	Ps.	279,256	Ps.	210,249

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	3,052	Ps.	3,470
Suppliers		21,489		15,470
Other current liabilities		15,327		11,540
Total current liabilities		39,867		30,480
Long-term bank loans and notes payable		85,857		63,260
Other long-term liabilities		24,298		7,774
Total liabilities		150,022		101,514
Equity		-		-
Non-controlling interest		7,096		3,986
Total controlling interest		122,138		104,749
Total equity		129,234		108,735
Total Liabilities and Equity	Ps.	279,256	Ps.	210,249

Press Release 4Q 2016 February 24, 2017	Page 32

Quarter - Volume & Transactions

For the three months ended December 31, 2016 and 2015

Volume

Expressed in million unit cases

	4Q 2016					4Q 2015
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	340.4	23.5	67.4	26.5	457.7	338.9	23.0	69.1	23.5	454.5
Central America	37.3	2.3	0.2	4.6	44.4	36.5	2.6	0.2	5.0	44.2
Mexico & Central America	377.7	25.8	67.5	31.1	502.2	375.4	25.6	69.2	28.6	498.7
Colombia	58.5	6.3	4.8	6.8	76.5	64.2	7.6	6.3	10.4	88.5
Venezuela	18.6	3.3	0.2	1.4	23.6	48.5	3.5	0.5	3.9	56.4
Brazil	166.0	11.0	1.5	8.9	187.3	179.6	13.2	2.2	9.5	204.5
Argentina	48.8	6.3	0.9	4.3	60.4	53.7	6.8	0.9	4.0	65.3
South America	291.9	26.9	7.4	21.4	347.7	346.0	31.1	9.9	27.7	414.7
Total	669.6	52.7	75.0	52.5	849.9	721.4	56.6	79.1	56.3	913.4

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

Expressed in million transactions

	4Q 2016				4Q 2015
	Sparkling	Water	Still	Total	Sparkling	Water	Still	Total
Mexico	2,047.8	173.9	224.7	2,446.5	2,045.7	169.4	208.2	2,423.3
Central America	293.9	14.5	60.3	368.7	295.4	15.1	61.2	371.7
Mexico & Central America	2,341.7	188.4	285.0	2,815.2	2,341.1	184.4	269.4	2,794.9
Colombia	426.9	83.3	71.1	581.3	473.4	100.8	96.1	670.3
Venezuela	97.0	32.0	8.4	137.3	243.0	28.2	33.6	304.8
Brazil	978.4	93.1	93.9	1,165.4	1,090.6	110.1	103.3	1,304.0
Argentina	223.7	30.9	29.1	283.7	239.1	34.0	27.6	300.7
South America	1,725.9	239.2	202.6	2,167.7	2,046.1	273.1	260.7	2,579.9
Total	4,067.6	427.6	487.6	4,982.9	4,387.2	457.5	530.0	5,374.8

Press Release 4Q 2016 February 24, 2017	Page 33

YTD - Volume & Transactions

For the twelve months ended December 31, 2016 and 2015

Volume

Expressed in million unit cases

	YTD 2016					YTD 2015
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	1,356.8	96.0	291.2	106.6	1,850.7	1,306.7	92.3	292.2	93.3	1,784.6
Central America	145.1	9.9	0.6	19.2	174.9	138.2	10.0	0.4	19.3	167.8
Mexico & Central America	1,501.9	105.9	291.9	125.9	2,025.6	1,444.9	102.2	292.7	112.6	1,952.4
Colombia	226.7	27.6	21.1	31.7	307.0	228.2	27.9	27.2	36.6	320.0
Venezuela	0.0	0.0	0.0	0.0	0.0	203.1	14.3	1.7	16.6	235.6
Brazil	554.2	38.0	5.4	32.0	629.7	609.2	44.0	5.9	34.5	693.6
Argentina	168.7	23.2	3.4	13.9	209.1	195.1	22.5	2.3	14.0	233.9
South America	949.6	88.7	29.9	77.6	1,145.8	1,235.6	108.8	37.1	101.7	1,483.2
Total	2,451.5	194.7	321.7	203.4	3,171.3	2,680.5	211.1	329.7	214.3	3,435.6

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

Expressed in million transactions

	YTD 2016				YTD 2015
	Sparkling	Water	Still	Total	Sparkling	Water	Still	Total
Mexico	8,256.0	721.9	906.2	9,884.1	7,899.7	699.9	829.5	9,429.1
Central America	1,181.4	61.5	255.0	1,498.0	1,145.6	59.3	243.2	1,448.0
Mexico & Central America	9,437.5	783.5	1,161.2	11,382.1	9,045.3	759.2	1,072.7	10,877.1
Colombia	1,698.9	373.7	328.3	2,400.9	1,720.0	363.8	326.8	2,410.7
Venezuela	579.3	118.5	74.8	772.6	1,042.2	127.6	148.3	1,318.1
Brazil	3,516.5	330.4	359.2	4,206.1	3,811.4	373.9	393.3	4,578.6
Argentina	801.0	112.3	99.3	1,012.6	881.7	113.5	99.8	1,095.0
South America	6,595.7	934.9	861.7	8,392.3	7,455.3	978.9	968.2	9,402.5
Total	16,033.1	1,718.3	2,022.9	19,774.4	16,500.6	1,738.1	2,040.9	20,279.6

Press Release 4Q 2016 February 24, 2017	Page 34

Macroeconomic Information

Fourth quarter 2016

Inflation

	LTM	4Q2016	YTD
Mexico	3.36%	2.19%	3.36%
Colombia	6.19%	0.74%	6.19%
Venezuela (2)	478.90%	91.21%	478.90%
Brazil	6.61%	0.38%	6.61%
Argentina (2)	37.50%	6.58%	37.50%

(1) Source: inflation is published by the Central Bank of each country.

(2) Inflation based on unofficial publications.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			Acummulated Exchange Rate (local currency per USD)
	4Q 16	4Q 15	Δ %	YTD 16	YTD 15	Δ %
Mexico	19.8285	16.7481	18.4%	18.6572	15.8485	17.7%
Guatemala	7.5023	7.6483	-1.9%	7.6024	7.6557	-0.7%
Nicaragua	29.1475	27.7591	5.0%	28.6211	27.2569	5.0%
Costa Rica	559.7426	540.3772	3.6%	551.0478	540.6881	1.9%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	3,015.4915	3,058.2401	-1.4%	3,054.6229	2,741.7205	11.4%
Venezuela	663.7398	199.6838	232.4%	493.8149	173.3144	184.9%
Brazil	3.2934	3.8426	-14.3%	3.4901	3.3315	4.8%
Argentina	15.4529	10.1821	51.8%	14.7803	9.2683	59.5%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Previous Quarter Exchange Rate (local currency per USD)
	Dec 2016	Dec 2015	Δ %	Sep 2016		Sep 2015	Δ %
Mexico	20.6640	17.2065	20.1%	19.5002		17.0073	14.7%
Guatemala	7.5221	7.6324	-1.4%	7.5207		7.6755	-2.0%
Nicaragua	29.3247	27.9283	5.0%	28.9672		27.5869	5.0%
Costa Rica	561.1000	544.8700	3.0%	558.8000		541.0400	3.3%
Panama	1.0000	1.0000	0.0%	1.0000		1.0000	0.0%
Colombia	3,000.7100	3,149.4700	-4.7%	2,879.9500		3,121.9400	-7.8%
Venezuela	673.7617	198.6986	239.1%	658.8853	(*)	199.4204	230.4%
Brazil	3.2591	3.9048	-16.5%	3.2462		3.9729	-18.3%
Argentina	15.8900	13.0400	21.9%	15.3100		9.4220	62.5%

(*) Exchange rate as of December, 31 2016 and (**) as of June, 30 2016

Press Release 4Q 2016 February 24, 2017	Page 35